Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings
Pre-tax income (loss)	$86,035	$189,098	$(25,697)	$9,246	$990
Fixed charges	133,474	89,086	25,795	3,269	528

Total earnings	$219,509	$278,184	$98	$12,515	$1,518

Fixed charges
Interest expense and amortization of finance costs	$132,264	$88,414	$25,551	$3,178	$476
Rental expense representative of interest factor	1,210	672	244	91	52

Total fixed charges	$133,474	$89,086	$25,795	$3,269	$528

Ratio of earnings to fixed charges	1.6	3.1	-(1)	3.8	2.9

Total fixed charges	$133,474	$89,086	$25,795	$3,269	$528
Pre-tax preferred dividend requirements	—	352	680	507	456

Total fixed charges plus preference dividends	$133,474	$89,438	$26,475	$3,776	$984

Ratio of earnings to combined fixed charges and preference dividends	1.6	3.1	-(2)	3.3	1.5

(1)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.
(2)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.